May 27, 2008

Karen J. Garnett, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-148398)

Dear Ms. Garnett:

On behalf of our client, Bonds.com Group, Inc. (the “Company”), set forth below are responses to your letter of comment dated May 7, 2008 (the “Letter”) relating to Amendment No. 1 to Registration Statement on Form S-1 of the Company which was filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2008 (“Amendment No. 1”). Please be advised that the Company’s initial filing of the Registration Statement, which was filed with the Commission on December 28, 2007, was made on Form SB-2, but as a result of the adoption by the Securities and Exchange Commission (the “Commission”) of a new system of disclosure, effective February 4, 2008, the Company is filing Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”) as directed in the Commission’s “Small Entity Compliance Guide” prepared by the Commission and dated January 25, 2008 (the “Compliance Guide”). As also provided in the Compliance Guide, the Company has elected to maintain the Form SB-2 disclosure format for the Amendment No. 2, which is permitted until August 4, 2008.

The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2. When we have provided language from the Amendment in our responses below, we have marked the language to show changes to Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff's comments:

Karen J. Garnett, Esq.
May 27, 2008

General

1.	We note that you filed a Form D under Regulation D on January 17, 2008. Please tell us whether the transaction covered by the Form D was the reverse merger or some other offering.

RESPONSE:

The form D filed on January 17, 2008 covers the issuance of shares of common stock, options and warrants by the Company in exchange for similar securities of Bonds.com Holdings, Inc., in connection with the reverse merger transaction.

2.
On your website, you provide a fact sheet dated April 2008. On page 1 of the fact sheet, you disclose that you have $0 in debt. Based on the disclosure provided in the prospectus and the financial statements, this does not appear to be accurate. Please revise or advise. Additionally, please clarify whether the financial data is provided as of 12/31/2007 or whether you are providing current financial data.

RESPONSE:

Please be advised that the fact sheet referred to by the Staff appears to have included certain financial information that, at the time reviewed by the Staff, may not have been current. In order to address the Staff’s comment and to assure that the Company does not provide financial information on its website that is not current, the Company has removed this fact sheet from its website. Additionally, the Company will not, in the future, post or distribute any financial information that is inconsistent with the financial information contained in its reports filed with the Commission.

3.	We note your response to prior comment 5. We have referred your response to the Division of Trading and Markets, and may have further comment upon completion of the staff’s review.

RESPONSE:

The Company has responded, by telephone, to questions from the Division of Trading and Markets and is still waiting for a determination by the Staff as to whether the Company’s trading system is an alternative trading system subject to regulation pursuant to Regulation ATS. The Company hereby re-submits its response to comment #5 in its letter to the Staff dated April 9, 2008, and maintains its position that its trading system is not an alternative trading system subject to regulation pursuant to Regulation ATS.

Karen J. Garnett, Esq.
May 27, 2008

Prospectus Summary, page 3

Reverse Merger, page 3

4.
In the first paragraph, you assert that Wealth Management LLC is a registered investment advisor in the State of Florida. However, on page 4 and elsewhere throughout the prospectus, you indicate that Wealth Management LLC is not registered at this time, but has applied to become a registered investment advisor. Please revise your disclosure throughout the prospectus to reconcile this discrepancy.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in the first paragraph and has also updated this disclosure throughout the prospectus to provide that Wealth Management became a registered investment advisor in the State of Florida in April 2008.

The Offering, page 6

5.
Please update your disclosure on this page, as it appears that 284,039 warrants have been converted to common stock based on the disclosure in the table on the registration statement cover page. Please ensure that this disclosure is consistent throughout your prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has revised all share amounts and shares of common stock underlying warrants to reflect the exercise of warrants for an aggregate of 284,039 shares of common stock, so that this disclosure is consistent throughout the prospectus. The Company also hereby advises the Staff that the 4,658,225 shares of common stock available upon the exercise of warrants, as set forth in the table on Page 6 of the prospectus, next to “Securities Being Offered” reflects a reduction of 284,039 from the initial aggregate number of shares underlying the warrants in the amount of 4,942,264 shares. The Company has added a parenthetical clarifying this in that paragraph. Any changes required have been marked throughout the prospectus in the marked draft provided separately to the Staff.

Risk Factors, page 8

6.
We note your response to comment 18 of our letter dated February 1, 2008. We reissue this comment. Please provide more information regarding the bulleted risks presented in this risk factor. To the extent you discuss these risks elsewhere, please eliminate them from this risk factor. We note, for example, the risk factors on page 9 addressing fluctuations in trading volume, on page 13 addressing operating failures, and on page 17 addressing attracting and retaining highly skilled employees.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

Upon further review of the risk factors, the Company has determined that each of the bulleted risks have been addressed in greater detail in other risk factors contained in the prospectus and has therefore removed all of such bullet points from this risk factor.

We expect to expand our operations, page 18

7.	We note your response to comment 21 or our letter dated February 1, 2008. We reissue this comment. Please provide more information regarding the bulleted risks presented in this risk factor.

RESPONSE:

The Company has revised the risk factor on Page 18 of the prospectus by combining the applicable risks set forth in the second and third bullet points in Amendment No. 1 and by removing the final four bullet points. The concepts in the two bullet points that were combined dealt with similar types of disclosure and the final four bullet points were either generic risks associated with all businesses or are discussed in greater detail in other risk factors and are therefore duplicative in their inclusion in this risk factor. The Company has also added additional information to each of the remaining three bullet points in order to provide investors with more information concerning each of these risks.

Risks Related to Our Industry, Page 19

8.
The first risk factor under this heading describes risks of operating a trading platform for fixed-income products. Please provide an additional risk factor that addresses the risks associated with operating a trading platform for equity securities, considering that you plan to add this capability in the near future.

RESPONSE:

The Company has revised this risk factor to more accurately address the risks pertaining to customer acceptance of electronic trading platforms for the trading of fixed income securities. The Company now expresses its belief, based on the many firms that have provided electronic trading of equity securities for several years, that customers have widely accepted trading of equity securities using electronic platforms. On the other hand, since trading of fixed income securities using electronic platforms has been very limited, to date, the risk now accurately addresses this fact and the fact that a major part of the Company’s business is the trading of fixed income securities. This revised risk factor now appears on Page 19 of the prospectus.

Karen J. Garnett, Esq.
May 27, 2008

If the registration statement with respect to this prospectus …page 22

9.
In this risk factor you disclose that you will be subject to additional penalties if you fail to keep the registration statement effective during the period required. Please disclose the amount of these additional penalties.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in this risk factor on Page 22 to include the amount of these additional penalties. Please note that the Company has also revised all applicable language throughout the prospectus to disclose the fact that its failure to have the registration statement declared effective on or prior to May 19, 2008 has resulted in an obligation to pay certain penalties, the amount of which are also set forth in the prospectus.

Use of Proceeds, page 22

10.	Please disclose the total amount to be received by the company upon the exercise of the warrants.

RESPONSE:

In response to the Staff’s comment, the Company, on Page 22 of the prospectus has included the total amount of proceeds that it would receive in the event that all outstanding warrants were exercised for cash and, in the alternative, if warrants exercisable for a total of up to 823,695 shares of common stock, which contain cashless exercise provisions, are all exercised by cashless exercise. In addition, please note that the Company has also identified that amount received by it upon the prior exercise of warrants for 284,039 shares of common stock.

Market for Common Equity and Related Stockholder Matters, page 23

11.	Please revise the symbol to “BDCG.” Additionally, it appears that your symbol has already changed on the OTC Market. Please revise your disclosure accordingly.

RESPONSE:

The Company has made the applicable changes on Page 23 to address the Staff’s comments.

Karen J. Garnett, Esq.
May 27, 2008

12.	Please update the table to include the low and high bid as of March 31, 2008.

RESPONSE:

The table has been updated on Page 23 of the prospectus to include such information for March 31, 2008.

13.
You disclose that you have 84 stockholders of record. The selling stockholder table and the security ownership of certain beneficial owners and management table appear to include all shares currently outstanding but fewer than 84 holders. Please explain this discrepancy.

RESPONSE:

The Company’s officers and directors beneficially own 45,833,187 shares of common stock, as reported in the Section - Security Ownership of Certain Beneficial Owners and Management. Of this amount, the 413,225 shares of common stock beneficially owned by William Bass are exercisable pursuant to an option. We also note that 795,698 shares of common stock beneficially owned by Christopher Moody are held of record by Valhalla Investment Partners, which is also a record holder of the Company’s shares of common stock, and so reported as a result of Mr. Moody’s control interest in Valhalla Investment Partners.

Additionally, Mr. Moody also lists shares of common stock held by his children’s trusts, although disclaims beneficial ownership of those shares. Please also note that Mr. Moody and his children are included in the selling stockholders table so if one adds the total number of shares listed in both tables these shares could be double counted. Furthermore, the shares of common stock being registered and set forth in the selling stockholder table include 4,658,225 shares of common stock underlying warrants and are not currently issued and outstanding. In addition to the shares of common stock held by management and the selling stockholders, there are also approximately 473,000 shares of common stock that are unrestricted and in the public float. We have included a shareholder list from the Company’s transfer agent in the supplementary materials provided to the Staff, which lists all of the record holders of the Company’s common stock and which also reflects an increase in the number of beneficial owners to 138 since the filing of Amendment No. 1.

Registration Rights Granted to Former Employees of Holdings, page 24

14.
We note your response to comment 25 of our letter dated February 1, 2008; however, we continue to believe that the agreements should be filed because of the material shareholder rights defined by the agreements. Please file the Separation Agreements and General Releases entered into with the three former employees as exhibits to the registration statement in accordance with Item 601(b)(4) of Regulation S-B. Additionally, with respect to the fourth employee listed in the selling shareholder table, if registration rights were granted to this employee pursuant to an agreement, please file a copy of this agreement.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

In response to the Staff’s comment the Company has filed the three Separation Agreements as exhibits to Amendment No. 2. The registration rights granted to the fourth former employee, Adam Tooley, were not granted pursuant to a written agreement and the Company did not enter into any written agreement with Mr. Tooley upon the termination of his employment with the Company.

Industry Background, page 30

Agency Bonds, page 32

15.	Please revise your disclosure regarding Sallie Mae to reflect that this entity is no longer a GSE.

RESPONSE:

In response to the Staff’s comment, the Company has corrected this disclosure on Page 32 of the prospectus.

16.
Based on the supporting documents provided, it appears that federal-agency long term debt issued in 2006 amounted to $747.3 billion. Also it appears that in the fourth quarter of 2007, federal agency issuance rose to $255.5 billion. Please revise these numbers to correct these discrepancies.

RESPONSE:

The Company has corrected these numbers on Page 32 of the prospectus so that they are consistent with the supplementary information previously provided to the Staff.

Corporate Bonds, page 32

17.	Please provide support for the statement: “Most corporate bonds trade in the over-the-counter market.”

RESPONSE:

In lieu of providing support for this statement, the Company has removed this language from the prospectus.

Products and Services, page 35

18.
In the third paragraph, you state: “We also expect to provide our clients with charting services beginning in the first quarter of 2008.” Please update this disclosure as the first quarter of 2008 has passed.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

Upon completing its analysis of products and services, the Company does not currently contemplate providing charting services to customers and has therefore removed this disclosure from the prospectus.

Investment Advisory Services, page 36

19.
You disclose that you intend to register in additional states in which you do business in the future. As you are conducting business over the internet, you appear to be conducting business in every state. Please explain how you will ensure that you limit your investment advisory business to Florida until you have successfully registered in other states.

RESPONSE:

As is otherwise disclosed in the prospectus, the Company has not yet commenced providing investment advisory services. Under its current business plan, the Company intends to first offer only traditional investment advisory services in the State of Florida where it is currently registered. Thereafter, it will register in each state in which it provides investment advisory services, and where such registration is required, and prior to offering investment advisory services on the Internet, it will register in all states required. The disclosure on Page 36 of the prospectus has been revised to clarify the foregoing.

News and other Content Services, page 36

20.
We note your response to comment 34 of our letter dated February 1, 2008. Please file a copy of the agreements you have with Briefing.com and Econoday as exhibits. Please disclose whether you are permitted to post their material and disclose any limitations on your ability to utilize the material provided by these organizations.

RESPONSE:

In response to the Staff’s comment, the Company has filed the two agreements as exhibits to Amendment No. 2. Additionally, the Company has added language on Page 36 of the prospectus to explain the rights provided under these agreements to use the applicable content and any limitations imposed upon the Company.

Sales and Marketing, page 38

21.
In this section, you disclose that you commenced a limited marketing and advertising program in February 2008. On page 27 though, you state that you began a major advertising and marketing campaign in January 2008. Please revise to address this discrepancy.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

The Company has addressed this discrepancy by identifying the actual amount spent on advertising during the first quarter of 2008 in the applicable disclosure on Pages 27 and 38 of the prospectus so that it is now consistent.

Pershing, LLC, page 39

22.
We note that response to comment 36 of our letter dated February 1, 2008, you filed a copy of the agreement with Pershing, LLC as exhibit 10.22. Please resubmit exhibit 10.22 to provide a legible copy of the Pershing Agreement.

RESPONSE:

The Company has filed a more legible copy of the Pershing Agreement with Amendment No. 2.

Competition, page 40

23.	In the presentation on your website, you list competitors that are not included in the list of competitors provided on page 41. Please revise or advise.

RESPONSE:

The Company has revised its disclosure on Page 41 of the prospectus so that it includes all competitors that are mentioned in its presentation on its website.

Intellectual Property, page 41

24
In this section, you state that you believe that your domain name allows you to market your business without incurring significant expenditures. However, based on the disclosure on page 27, it appears that you are incurring significant expenditures marketing your platform. Please revise or advise.

RESPONSE:

The Company has revised the disclosure relating to its domain name on Page 42 to more accurately state its belief that the use of the domain name for marketing purposes reduces expenditures. This revision also makes this language consistent with the identified discussion about expenditures on Page 27 of the prospectus.

Karen J. Garnett, Esq.
May 27, 2008

Certain Relationships and Related Transactions, page 51

25.
Please ensure that all related party transactions are discussed in this section in accordance with Item 404 or Regulation S-B. It appears, from the disclosure in the financial statements in Note 19 on page F-23, that there are additional related party transactions that have not been addressed in this section.

RESPONSE:

The Company has revised the disclosure on Page 51 of the prospectus to include the transactions involving loans from directors, the exercise of warrants for 284,039 shares of common stock by persons affiliated with one of the Company’s directors and the payment of royalties to an entity controlled by the Company’s founders to license the Bonds.com domain name and the subsequent issuance of shares to these founders in consideration for their sale of the Bonds.com domain name to the Company.

General, page 51

26.
We note your response to comment 45 of our letter dated February 1, 2008, which describes how you will address any conflicts of interest that arise but does not disclose the conflicts themselves. Please expand the disclosure to describe any existing conflicts of interest between Bonds.com Group and its management. Also, describe the types of conflicts that may develop in the future.

RESPONSE:

The Company is unaware of any existing conflicts of interest. In addition, while it is possible that conflicts of interest between any of the Company’s management and affiliated businesses could arise, in the future, similar to the types of conflicts that can arise in any business, the Company is not aware of any identifiable conflicts of interest that could develop in the future that are specific to the Company’s business. The Company has added applicable disclosure on Page 51 of the prospectus to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 53

27.
In footnote 3, you disclose that you have 61,216,590 shares of common stock issued and outstanding. Based on the information provided in this table and table on page 54 through 56, it appears that you have over 63.1 million shares outstanding. Please revise or advise.

RESPONSE:

Please see the response to comment #13 above.

Karen J. Garnett, Esq.
May 27, 2008

Selling Stockholders, page 54

28.
We note your response to comment 1 of our letter dated February 1, 2008. Please identify for us all selling stockholders that are broker dealers. Please revise the disclosure to identify any broker dealer as an underwriter in this offering. Sales by those persons will be viewed as a primary offering and must be made at a fixed price because you may not conduct a primary at-the-market offering on Form S-1.

RESPONSE:

The Company has reviewed information provided by all of the selling stockholders and has confirmed that none of the selling stockholders are broker dealers.

29.
Please identify for us all selling stockholders that are affiliates of broker dealers. Please revise the disclosure to state, if true, that those persons purchased the shares in the ordinary course of business and at the time of the purchase the selling securityholder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations about all selling shareholders who are affiliates of broker dealers, please amend the disclosure to identify those persons as underwriters in this offering and confirm that sales will be made at a fixed price.

RESPONSE:

The Company has identified in the footnotes to the selling stockholder table each selling stockholder who is affiliated with a broker dealer. The Company also has added disclosure on Page 58 of the prospectus setting forth the representations requested by the Staff, which each applicable selling stockholder has confirmed to the Company as being true and accurate.

30.	At the end of the table, please provide totals for columns 2, 3 and 4.

RESPONSE:

In response to the Staff’s request, the Company has provided totals at the bottom of each of the columns in the selling stockholders table.

Karen J. Garnett, Esq.
May 27, 2008

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Recent Accounting Developments, page F-9

31.
Please note that FSP SFAS 157-2 delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. As SFAS 157 is effective for financial assets and liabilities as of January 1, 2008, please disclose the effect, if any, the adoption of SFAS 157 will have on your financial statements.

RESPONSE:

In response to the Staff’s comment, the Company has revised its accounting policy note to reflect the following:

“In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The Statement clarifies the rule that fair value be based on the assumptions that market participants would use when pricing an asset or liability, and establishes a fair value hierarchy that prioritizes the framework and information used to develop those assumptions. FASB Staff Position 157-2 delays the effective date of SFAS No. 157 to allow the FASB Board additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. Under FASB Staff Position 157-2, the Company is required to adopt the provisions of SFAS No. 157 for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s consolidated financial statements.”

Note 2 - Going concern, page F-11

32.
Please ensure reference to other portions of the document are applicable. For instance, you refer to Note 17 in detailing your seeking additional financing. This information does not appear to be discussed in your Share-based Compensation footnote. Further, your reference to the balance of your broker-dealer recognized in the financial statements due to elimination of inter-company transactions, as outlined in Note 8, does not appear to be contained within Note 16 - Net Capital and Reserve Requirement.

RESPONSE:

In response to the Staff’s comment, we have ensured that references used are applicable to the referenced portions of the document.

Karen J. Garnett, Esq.
May 27, 2008

Note 14 - Stockholders’ Equity, page F-18

33.
We have reviewed your response to comment number 53. Please tell how SAB Topic 5:G is applicable to your September 6, 2007 issuance of 7,584,672 shares in exchange for the bonds.com domain name as it appears that SAB topic 5:G is only applicable to transactions just prior to or contemporaneously with a first-time public offering. Within your response please tell us management’s consideration of other authoritative literature including SFAS 123(R).

RESPONSE:

Based on our conversation with the SEC Staff on May 9, 2008, we understand that the Staff will not object to the Company's accounting treatment.

Note 15 - Earnings Per Share, page F-19

34.
We note your response to comment 53 regarding the shares/options/warrants granted and issued from January 1, 2006 through December 31, 2007 and reissue the comment. We note that your calculation of diluted earnings (loss) per share excludes the warrants to acquire 4,944,670 shares of common stock. This amount of outstanding warrants excluded from the calculation of diluted EPS, does not agree to the amount of warrants issued per Exhibit 53. Please reconcile these amounts, and update your information related to all equity instruments issued since January 1, 2006 through the date of your most recently filed prospectus.

RESPONSE:

The number of shares to be issued upon exercise of warrants that were excluded from the calculation of diluted EPS (4,944,670 shares) differs from the amount of warrants indicated in the requested table from Exhibit 53 (4,942,264) because the table in Exhibit 53 excludes the warrants to purchase 2,406 shares previously outstanding from IPORussia prior to the consummation of the reverse merger transaction. These warrants were disclosed in Note 14 - Stockholders’ Equity on page F-19 and the caption “Options and Warrants” on page 24 to our Registration Statement filed on April 9, 2008.

We respectfully inform the Staff that during the quarter ended March 31, 2008, the Company issued 284,039 shares upon exercise of warrants.

Note 19 - Related Parties Transactions, page F-23

35.
We note per review of your Executive Compensation discussion on page 49 that during 2007 Mr. William Bass, Executive Vice President, deferred payment of his salary in an amount totaling $26,167. Please tell us whether this amount has been recorded in your balance sheet as of December 31, 2007, and your reasoning for not including a discussion of this amount in your footnote disclosures.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

The deferred salary payable to Mr. William Bass is included in the Company’s general ledger account “Accrued Payroll” and contained within the financial statement caption, “Accounts payable and accrued expenses.”

Under FRR No. 22, related party disclosures are subject to a general materiality threshold unless otherwise specified in the rules. SEC Regulation S-X indicates that an amount otherwise required to be disclosed need not be separately shown if it is not material. Although amounts due to and from officers and directors may be viewed as de facto material, we believe that salary represents compensation in the normal course of business.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

36.
We note the summary of equity instruments issued since January 1, 2006, which you provided in response to prior comment 53. Please ensure that the share amounts presented in this section are consistent with the amounts shown on the schedule provided as Exhibit 53 to your response letter, taking into account the stock split.

RESPONSE:

The Company has revised the language on Page II-2 of the Registration Statement to reflect share numbers on a converted basis to shares of IPO Russia in connection with the Reverse Merger and has made any other revisions required so that the share amounts are accurate and consistent with the schedule provided as Exhibit 53 to the Company’s letter to the SEC dated April 9, 2008.

37.
We note the information presented on page II-3 regarding recent sales of unregistered securities by IPORussia. Please reconcile the information presented in this section with the information present in note 5 of the 10-QSB filed on October 26, 2007.

RESPONSE:

The Company has made the necessary revisions on page II-3 of the Registration Statement so that this information is consistent with the information presented in Note 5 of the 10-QSB filed on October 26, 2007.

Draft Legal Opinion

38.
The number of shares referenced in the opinion is different from the number of shares being registered in the Form S-1. Please provide a revised opinion or revise the registration statement to reconcile these amounts.

Karen J. Garnett, Esq.
May 27, 2008

RESPONSE:

In response to the Staff’s comment, we have revised our opinion accordingly.

39.
We note that the shares being registered for resale will have been issued to the selling shareholders at the time resales are made. Consequently, counsel should opine on whether the shares have been legally issued, fully paid and nonassessable, rather than stating that the shares will be fully paid and non-assessable when sold.

RESPONSE:

In response to the Staff’s comment, we have revised our opinion accordingly.

Very truly yours,

/s/ Scott M. Miller
Enclosures	Scott M. Miller

cc:	Stacie Gorman, Esq. Mr. Mark Rakip Mr. Kevin Woody Mr. John Barry Mr. Scott Walters, CPA